UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35533

TIAA FSB Holdings, Inc.

(formerly known as EverBank Financial Corp)

(Exact name of registrant as specified in its charter)

501 Riverside Ave.,

Jacksonville, FL 32202

(904) 281-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

Depositary Shares, each representing a 1/1,000th of a share of 6.75% Non-Cumulative Perpetual Preferred Stock, Series A

5.75% Subordinated Notes due 2025

6.00% Subordinated Notes due 2026

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1 holder

Depositary Shares, each representing a 1/1,000th of a share of 6.75% Non-Cumulative Perpetual Preferred Stock, Series A: 0 holders

5.75% Subordinated Notes due 2025: 15 holders

6.00% Subordinated Notes due 2026: 15 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, TIAA FSB Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TIAA FSB HOLDINGS, INC. (formerly known as EverBank Financial Corp)

Date:	June 19, 2017	By:	/s/ James R. Hubbard
			Name:	James R. Hubbard
			Title:	Vice President